UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 8 September , 2010

ASX & MEDIA RELEASE
7 SEPTEMBER, 2010

MARSHALL EDWARDS TO HOST CONFERENCE CALL ON 8 SEPTEMBER, 2010

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) recently made the following announcement:

San Diego – 31 August, 2010 – Marshall Edwards, Inc. (NASDAQ: MSHL), an oncology company focused on the clinical development of novel anti-cancer therapeutics, announced today that the Company’s management team will host a conference call with simultaneous webcast on Wednesday, 8 September, 2010 beginning at 5.00 pm EDT.  Daniel P Gold, PhD, President and Chief Executive Officer, will present an update on Marshall Edwards and its lead programs, and Thomas M Zech, Chief Financial Officer, will provide an overview of the Company’s fourth quarter and fiscal year end 2010 financial results.

Conference Call and Webcast Information

To access the live call, please dial 866-543-6403 (domestic) or 617-213-8896 (international), passcode 35432389.  A replay of the call will be available approximately two hours after the conclusion of the call and archived until 15 September, 2010.  To access the replay, please dial 888-286-8010 (domestic) or 617-801-6888 (international), passcode 43421051.  The conference call will also be webcast live and can be accessed at www.marshalledwardsinc.com.  Please connect several minutes prior to the start of the webcast to ensure adequate time for any software downloads that may be required.

About Marshall Edwards, Inc.

Marshall Edwards, Inc. (NASDAQ: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from an investigational isoflavone technology platform, which has generated a number of novel compounds characterised by direct targeting of tumour metabolism.  Specifically, these compounds are believed to target an enzyme present in the cell membrane of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards has licensed rights from Novogen Limited (ASX: NRT; NASDAQ: NVGN) for oncology drug candidates phenoxodiol, triphendiol, NV-143 and NV-128.  For more information, please visit marshalledwardsinc.com.

For Australian shareholders the time and dates for the conference call equate to 7am Thursday 9 September, 2010.